As Filed with the Securities and Exchange
Commission on September 29, 2006                          Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------
                             PRYME OIL & GAS LIMITED
                              (Exact name of issuer
                                  of deposited
                                  securities as
                                specified in its
                                  charter) N.A.
                   (Translation of issuer's name into English)
                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)
        If a separate statement has been filed to register the deposited
                      shares, check the following box. |_|
                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                             Proposed maximum    Proposed maximum      Amount of
             Title of each class of                           Amount         Aggregate price         aggregate        registration
          Securities to be registered                    to be registered       per unit(1)      offering price (1)       fee
----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American            50,000,000             $.05              $2,500,000         $267.50
Depositary Receipts, each American Depositary Share          American
evidencing twenty (20) ordinary shares of Pryme Oil &       Depositary
Gas Limited.                                                  Shares
==================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

        Item Number and Caption                        Location in Form of
        -----------------------                        American Depositary Receipt
                                                       Filed Herewith as Prospectus
                                                       ----------------------------
(1)     Name and address of Depositary                 Introductory Paragraph

(2)     Title of American Depositary Receipts          Face of American Depositary Receipt, top center
        and identity of deposited securities

        Terms of Deposit:

        (i)    The amount of deposited                 Face of American Depositary Receipt - upper
               securities represented by one           right corner
               unit of American Depositary
               Shares

        (ii)   The procedure for voting, if            Paragraphs (15) and (16)
               any, the deposited securities

        (iii)  The collection and distribution         Paragraphs (12), (14) and (15)
               of dividends

        (iv)   The transmission of notices,            Paragraphs (11), (15) and (16)
               reports and proxy soliciting
               material

        (v)    The sale or exercise of rights          Paragraph (13)

        (vi)   The deposit or sale of                  Paragraphs (12) and (17)
               securities resulting from
               dividends, splits or plans of
               reorganization

        (vii)  Amendment, extension or                 Paragraphs (20) and (21)
               termination of the Deposit
               Agreement

        (viii) Rights of holders of receipts           Paragraph (11)
               to inspect the transfer books
               of the Depositary and the list
               of holders of receipts

        (ix)   Restrictions upon the right to          Paragraphs (2), (3), (4), (5), (6) and (8)
               deposit or withdraw the
               underlying securities

        Item Number and Caption                        Location in Form of
        -----------------------                        American Depositary Receipt
                                                       Filed Herewith as Prospectus
                                                       ----------------------------
        (x)    Limitation upon the liability           Paragraphs (13), (18) and (22)
               of the Depositary

(3)     Fees and Charges                               Paragraph (7)

Item 2. Available Information

        Item Number and Caption                        Location in Form of
                                                       American Depositary Receipt
                                                       Filed Herewith as Prospectus

2(a)    Statement that Pryme Oil & Gas Limited         Paragraph (11)
        furnishes the Commission with certain
        public reports and documents required
        by foreign law or otherwise under
        Rule 12g3-2(b) under the Securities
        Exchange Act of 1934  and that such
        reports and documents can be inspected
        by holders of American Depositary
        Receipts and copied at public
        reference facilities maintained by the
        Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], 2006, among Pryme Oil & Gas Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], 2006, among Pryme Oil & Gas Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 27, 2006.

                                           By:  THE BANK OF NEW YORK,
                                                  as Depositary


                                           By:   /s/  Donald Glock
                                                ----------------------------
                                                Name:  Donald Glock
                                                Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Pryme Oil & Gas Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Australia on September 12, 2006.

                                           PRYME OIL & GAS LIMITED


                                           By:    /s/  Ryan Messer
                                                -----------------------------
                                                Name:  Ryan Messer
                                                Title: Executive Director/COO

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on September 12, 2006.

Name                              Title
----                              -----

  /s/ Justin Pellett              Managing Director
--------------------------        (Principal Executive Officer)
Justin Pellett

  /s/ Ryan Messer                 Executive Director/COO
--------------------------        (Principal Financial and Accounting Officer)
Ryan Messer

  s/ John Dickinson               Chairman
--------------------------        (Principal Accounting Officer)
John Dickinson

  /s/ Ananda Kathiravelu          Director
--------------------------
Ananda Kathiravelu

  /s/ Ryan Messer                 Authorized Representative in the United States
--------------------------
Ryan Messer

                                INDEX TO EXHIBITS

Exhibit
Number
------

(1) Form of Deposit Agreement, dated as of [Date], 2006, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.